Exhibit 12.2

Consolidated Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Nine	For the Twelve	For the Nine
	Months Ended	Months Ended	Months Ended
	September 30, 2014	December 31, 2013	September 30, 2013
Earnings
Net Income for Common Stock	$905	$1,020	$831
Preferred Stock Dividend	—	—	—
(Income) or Loss from Equity Investees	—	—	—
Minority Interest Loss	—	—	—
Income Tax	496	520	431

Pre-Tax Income for Common Stock	$1,401	$1,540	$1,262

Add: Fixed Charges*	431	564	415
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Earnings	$1,832	$2,104	$1,677

* Fixed Charges
Interest on Long-term Debt	$378	$496	$373
Amortization of Debt Discount, Premium and Expense	10	15	11
Interest Capitalized	—	—	—
Other Interest	11	11	12
Interest Component of Rentals	32	42	19
Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Fixed Charges	$431	$564	$415

Ratio of Earnings to Fixed Charges	4.3	3.7	4.0